Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS, EXCEPT RATIOS)

	Year Ended December 31,
	2013		2012		2011		2010		2009
Income from continuing operations before taxes, equity earnings and net income attributable to non-controlling interests	$1,323		$1,042		$820		$1,145		$1,177
Adjustments:
Distributed income from less than 50% owned companies	25		25		29		31		25
Fixed charges	237		239		245		219		220
Earnings from continuing operations before taxes and fixed charges, as adjusted	$1,585		$1.306		$1,094		$1,395		$1,422
Fixed charges:
Interest expense	$163		$169		$173		$148		$150
Portion of rent expense which represents interest factor	74		70		72		71		70
Total fixed charges	$237		$239		$245		$219		$220
Ratio of earnings to fixed charges	6.7	x	5.5	x	4.5	x	6.4	x	6.5	x